Can-Fite Reports First Quarter 2014 Results

PETACH TIKVA, Israel, May 29, 2014 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory and cancer diseases, today reported financial results for the first quarter ended March 31, 2014.

Dr. Pnina Fishman, CEO of Can-Fite stated, “During the first quarter of 2014 we applied for, and received approval from the Institutional Review Board in Israel for our Phase II study protocol for the treatment of advanced liver cancer with CF102. We plan to initiate the trial during the second quarter and we anticipate similar approvals for the trial protocol in the U.S. and Europe.”

“We are currently preparing the study protocol for our Phase III trial of CF101 in the treatment of rheumatoid arthritis. In March, we announced the addition of Dr. Lee S. Simon, a rheumatologist, key opinion leader, and industry expert, as consultant to assist in the regulatory and clinical development of our rheumatoid arthritis program.”

“In addition to these developments in our clinical programs, during the first quarter, we fortified our balance sheet by closing on a private placement primarily with U.S. healthcare focused institutional investors resulting in gross proceeds of $5 million. We also continued to build our intellectual property assets with the receipt of a patent in Japan for manufacturing of CF101. This adds to our current Japanese patent portfolio and bolsters our licensing deal with Seikagaku in Japan.”

Research and development expenses for the three months ended March 31, 2014 were NIS 3.82 million (U.S. $1.10 million) compared with NIS 3.55 million (U.S. $1.02 million) for the same period in 2013. Research and developments expenses for the first quarter of 2014 comprised primarily of expenses associated with the initiation of a planned Phase II study for CF-102 as well as expenses for pre-clinical studies of CF-102.

General and administrative expenses were NIS 2.94 million (U.S. $0.84 million) for the three months ended March 31, 2014 and NIS 2.74 million (U.S. $0.78 million) for the same period in 2013. The increase is primarily due to investor relations expenses.

Financial income, net for the three months ended March 31, 2014 aggregated NIS 0.51 million (U.S. $0.15 million) compared to financial expenses, net of NIS 1.63 million (U.S. $0.47 million) for the same period in 2013. The financial income, net in the first quarter of 2014 was mainly due to a decrease in the fair value of the Company’s warrants.

Can-Fite’s loss for the three months ended March 31, 2014 was NIS 6.26 million (U.S. $1.80 million) compared with a loss of NIS 7.92 million (U.S. $2.27 million) for the same period in 2013. The decrease in net loss for the first quarter of 2014, was attributable to an increase in finance income, net, partially offset by an increase in operating expenses.

As of March 31, 2014, Can-Fite had cash and cash equivalents of NIS 27.42 million (U.S. $7.86 million) as compared to NIS 20.77 million (U.S. $5.96 million) at December 31, 2013. The increase in cash during the period is due to proceeds of NIS 15.90 million (U.S. $4.56 million) from the Company’s private placement during the three months ended March 31, 2014, which exceeded the payments made by the Company to finance its operations.

For the convenience of the reader, the reported NIS amounts have been translated into U.S. dollars, at the representative rate of exchange on March 31, 2014 (U.S. $ 1 = NIS 3.487).

The Company's consolidated financial results for the three months ended March 31, 2014 are presented in accordance with International Financial Reporting Standards.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer and inflammatory diseases. The Company’s CF101 is in Phase II/III trials for the treatment of psoriasis and the Company is preparing for a Phase III CF101 trial for rheumatoid arthritis. Can-Fite’s liver cancer drug CF102 is commencing Phase II trials and has been granted Orphan Drug Designation by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. These drugs have an excellent safety profile with experience in over 1,200 patients in clinical studies to date. For more information please visit: www.can-fite.com

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Convenience translation Into U.S. dollars. March 31,	March 31,	December 31,
	2014	2014	2013
	Unaudited	Unaudited	Audited
	In thousands	NIS in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	7,863	27,418	20,767
Accounts receivable	846	2,950	2,161

	8,709	30,368	22,928

NON-CURRENT ASSETS:
Lease deposit	12	42	34
Property, plant and equipment, net	45	158	143

	57	200	177

TOTAL ASSETS	8,766	30,568	23,105

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Convenience translation Into U.S. dollars. March 31,	March 31,	December 31,
	2014	2014	2013
	Unaudited	Unaudited	Audited
	In thousands	NIS in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	644	2,248	2,056
Other accounts payable	921	3,211	5,276
Warrants exercisable into shares (series 7)	-	-	119
	1,565	5,459	7,451
NON-CURRENT LIABILITIES:
Warrants exercisable into shares	879	3,065	-
Severance pay, net	37	128	129
	916	3,193	129

TOTAL LIABILITIES	2,481	8,652	7,580

SHAREHOLDERS EQUITY:
Share capital	1,298	4,528	4,037
Share premium	80,157	279,507	267,946
Capital reserve from share-based payment transactions	4,638	16,175	15,761
Warrants exercisable into shares (series 9-12)	2,768	9,652	9,652
Treasury shares, at cost	(1,040)	(3,628)	(3,628)
Other comprehensive income (loss)	(48)	(166)	(151)
Accumulated deficit	(82,138)	(286,417)	(280,391)
	5,635	19,651	13,226

Non-controlling interests	650	2,265	2,299

Total shareholders' equity	6,285	21,916	15,525

TOTAL LIABILITIES AND SHAREHOLDRS' EQUITY	8,766	30,568	23,105

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Convenience translation into U.S. dollars
	three months ended March 31,	Three months ended March 31,
	2014	2014	2013
	Unaudited	Unaudited
	In thousands	NIS in thousands (except per share data)

Research and development expenses	1,097	3,825	3,552
General and administrative expenses	844	2,944	2,742

Operating loss	1,941	6,769	6,294

Financial expenses	5	16	1,758
Financial income	(151)	(527)	(132)

Loss	1,795	6,258	7,920
Other comprehensive loss - exchange differences on translation of foreign operations	5	16	87
Remeasurments of defined benefit plan	* -	1	-
Total other comprehensive loss	5	17	87

Total comprehensive loss	1,800	6,275	8,007

Loss attributable to:
Equity holders of the Company	1,728	6,026	7,443
Non-controlling interests	67	232	477

	1,795	6,258	7,920
Total comprehensive loss attributable to:
Equity holders of the Company	1,732	6,041	7,514
Non-controlling interests	68	234	493

	1,800	6,275	8,007
Loss per share attributable to equity holders of the Company :
Basic and diluted net loss per share	0.11	0.37	0.76

* Less than 1 thousand.